EXHIBIT (e)(8)

Schedule of executive officers of Digene Corporation entering into

Amended Change in Control Employment Agreements

The following executive officers of Digene Corporation have entered into amended Change in Control Employment Agreements substantially in the form of Exhibit 10.4 to Digene Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006:

James Godsey

Robert McG. Lilley

Belinda O. Patrick

Joseph P. Slattery

Donna Marie Seyfried

C. Douglas White